

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

Via E-Mail
Mr. Frank J. Wood
Chief Financial Officer
Alpha Natural Resources, Inc.
One Alpha Place
P.O. Box 16429
Bristol, VA 24209

> **Re:** **Alpha Natural Resources, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-32331**

Dear Mr. Wood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013
Item 8. Financial Statement and Supplementary Data, page 90
Note 10. Asset Impairment and Restructuring, page 106

1. We note that you idled certain mines located in West Virginia during fiscal year 2013 and announced a plan to further reduce operating and support expenses by approximately $200 million annually in response to weak market conditions and recorded asset impairment and restructuring expenses of $37.3 million, including $1.9 million related to mineral reserves in an asset group. Please explain and expand your disclosures to provide the following in future filings:

   a) the total value of the long-lived assets at the idled mines in West Virginia at December 31, 2013;

    b) explain when you performed the impairment analysis; and

    c) how you define asset group, specifically the factors you consider in determining whether a mine or group of mines has independent cash flows. Please tell us the number of asset groups you have in the All Other segment and the Eastern Coal operations segment.

Note 19. Income Taxes, page 123

2.   Given your history of recurring net losses, please discuss the nature of the deferred tax assets which have not been offset by a valuation allowance and how you determined that these assets would be realized. Please address the following:

    a) expand your discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets;

    b) disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;

    c) explain the anticipated future trends included in your projections of future taxable income; and

    d) disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Please provide us in your supplemental response planned disclosures to be included in your future filings.

Forms 8-K furnished August 2, 2013 and October 31, 2013
Exhibit 99.1

3.   We note you disclose the Company generated $55 million free cash flow and approximately $61 million negative free cash flow during the third and second quarter 2013 earnings calls, respectively. Please tell us how you considered the disclosures required by Item 10(e) of Regulation S-K for non-GAAP measures. In particular, we note that you have not identified free cash flow as a non-GAAP measure and have not reconciled the measure to the most comparable GAAP measure. Please provide draft disclosure to be included in future filings and confirm that the measure will be identified as a non-GAAP measure in all public filings, including press releases.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining